Exhibit 99.3
Unaudited Condensed Interim Consolidated Financial Statements of
Concordia International Corp.
September 30, 2018

[2]

Concordia International Corp.
Unaudited Condensed Interim Consolidated Balance Sheets
(Stated in thousands of U.S. Dollars, except where otherwise stated)

As at	Sep 30, 2018	Dec 31, 2017
Assets
Current
Cash and cash equivalents	209,456	327,030
Restricted cash (Note 5)	3,312	—
Accounts receivable (Note 6)	134,542	146,028
Inventory (Note 7)	66,234	76,716
Prepaid expenses	14,137	6,415
Income taxes recoverable (Note 12)	2,310	872
Other current assets	9,338	10,547
	439,329	567,608
Intangible assets (Note 8)	1,276,092	1,503,878
Goodwill (Note 9)	237,544	244,957
Fixed assets	2,946	3,426
Deferred income tax assets (Note 12)	2,922	2,466
Total Assets	1,958,833	2,322,335

Liabilities
Current
Trade payables, accrued liabilities and interest payable (Note 10)	106,467	201,913
Provisions (Note 11)	29,346	34,096
Income taxes payable (Note 12)	51,811	50,311
Current portion of long-term debt (Note 14)	21,159	3,688,418
Current portion of purchase consideration payable (Note 20)	—	1,835
Cross currency swap liability (Note 13)	—	114,431
	208,783	4,091,004
Long-term debt (Note 14)	1,336,775	—
Purchase consideration payable (Note 20)	—	6,549
Deferred income tax liabilities (Note 12)	115,540	135,119
Other liabilities	604	176
Total Liabilities	1,661,702	4,232,848

Shareholders' Equity (Deficit)
Share capital (Note 15)	1,915,000	1,283,083
Contributed surplus	53,889	52,757
Accumulated other comprehensive loss	(272,383)	(294,745)
Deficit	(1,399,375)	(2,951,608)
Total Shareholders' Equity (Deficit)	297,131	(1,910,513)
Total Liabilities and Shareholders' Equity (Deficit)	1,958,833	2,322,335
Commitments and Contingencies (Note 18)

Approved and authorized for issue by the Board of Directors on November 13, 2018.

''Randy Benson''	''Graeme Duncan''
Director (Signed)	Director (Signed)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

[3]

Concordia International Corp.
Unaudited Condensed Interim Consolidated Statements of Income (Loss)
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	Three months ended		Nine months ended
	Sep 30, 2018	Sep 30, 2017	Sep 30, 2018	Sep 30, 2017
Revenue (Note 11)	127,662	154,622	419,413	475,964
Cost of sales (Notes 7 and 24)	40,911	46,012	136,469	140,627
Gross profit	86,751	108,610	282,944	335,337

Operating expenses (Note 24)
General and administrative	11,453	11,845	35,313	39,109
Selling and marketing	9,093	10,235	28,527	28,791
Research and development	7,247	7,948	21,341	23,116
Restructuring related, acquisition and other (Note 24)	45,067	14,266	97,816	25,649
Share-based compensation expense (Note 17)	1,222	2,999	1,148	8,426
Amortization of intangible assets (Note 8)	61,198	51,076	190,571	175,263
Impairments (Note 8)	—	—	7,935	987,103
Depreciation expense	413	499	1,323	1,487
Fair value (gain) loss	—	153	425	(307)
Total operating expenses	135,693	99,021	384,399	1,288,637

Operating income (loss) for the period	(48,942)	9,589	(101,455)	(953,300)

Other income and expense
Interest and accretion expense (Note 14)	68,034	96,446	230,980	283,853
Interest income	(385)	(19,053)	(1,637)	(56,175)
Fair value loss on derivative financial instruments	—	21,204	—	69,310
Gain on debt and purchase consideration settlement (Notes 10, 14 and 20)	(1,924,520)	—	(1,931,828)	—
Foreign exchange (gain) loss	2,984	(508)	5,378	670
Unrealized foreign exchange (gain) loss (Note 13)	10,509	(22,676)	40,061	(63,043)
Income (loss) before tax for the period	1,794,436	(65,824)	1,555,591	(1,187,915)

Income taxes
Current	4,514	4,499	13,808	11,615
Deferred	2,041	(838)	(10,450)	(40,568)
Net income (loss) for the period	1,787,881	(69,485)	1,552,233	(1,158,962)

Earnings (loss) per share (Note 16) (2017 amounts adjusted for Share Consolidation, Note 2)
Basic earnings (loss) per share	147.76	(407.46)	370.37	(6,801.94)
Diluted earnings (loss) per share	147.76	(407.46)	370.37	(6,801.94)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

[4]

Concordia International Corp.
Unaudited Condensed Interim Consolidated Statements of Comprehensive Income (Loss)
(Stated in thousands of U.S. Dollars, except where otherwise stated)

	Three months ended		Nine months ended
	Sep 30, 2018	Sep 30, 2017	Sep 30, 2018	Sep 30, 2017
Net income (loss) for the period	1,787,881	(69,485)	1,552,233	(1,158,962)

Other comprehensive income (loss), net of tax
Amounts that will be reclassified to net loss
Cumulative translation adjustment	(1,869)	16,825	(2,163)	97,242
Net investment hedge of GBP denominated loans (net of taxes of ($916) and ($2,898) (2017 - ($2,663) and ($7,452))	10,398	(16,788)	24,525	(46,439)
Cross currency derivative financial instruments (net of taxes) (Note 13)	—	62	—	185
Other comprehensive income (loss) for the period, net of tax	8,529	99	22,362	50,988
Total comprehensive income (loss) for the period	1,796,410	(69,386)	1,574,595	(1,107,974)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

[5]

Concordia International Corp.
Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders' Equity (Deficit)
(Stated in thousands of U.S. Dollars, except where otherwise stated)

	Share Capital
	Number of Shares	Amount	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholders' Equity (Deficit)
Balances, January 1, 2017	51,089,556	1,277,175	49,949	(343,824)	(1,360,873)	(377,573)
Exercise / vesting of share based compensation	193,119	5,891	(5,891)	—	—	—
Share based compensation expense	—	—	8,431	—	—	8,431
Net loss for the period	—	—	—	—	(1,158,962)	(1,158,962)
Net investment hedge of GBP denominated loans (net of taxes of ($7,452))	—	—	—	(46,439)	—	(46,439)
Cross currency derivative financial instruments (net of taxes) (Note 13)	—	—	—	185	—	185
Cumulative translation adjustment	—	—	—	97,242	—	97,242
Balances, September 30, 2017	51,282,675	1,283,066	52,489	(292,836)	(2,519,835)	(1,477,116)

Balances, January 1, 2018	51,282,901	1,283,083	52,757	(294,745)	(2,951,608)	(1,910,513)
Consolidation of common shares (300:1) and re-designation as limited voting shares (Note 15)	(51,112,868)	—	—	—	—	—
Issuance of shares (net of taxes of $8,808) (Note 15)	48,742,558	631,897	—	—	—	631,897
Exercise / vesting of share based compensation	899	20	(20)	—	—	—
Share based compensation expense	—	—	1,152	—	—	1,152
Net income for the period	—	—	—	—	1,552,233	1,552,233
Net investment hedge of GBP denominated loans (net of taxes of ($2,898))	—	—	—	24,525	—	24,525
Cumulative translation adjustment	—	—	—	(2,163)	—	(2,163)
Balances, September 30, 2018	48,913,490	1,915,000	53,889	(272,383)	(1,399,375)	297,131

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

[6]

Concordia International Corp.
Unaudited Condensed Interim Consolidated Statements of Cash Flows
(Stated in thousands of U.S. Dollars, except where otherwise stated)

	Nine months ended
	Sep 30, 2018	Sep 30, 2017
Cash flows from operating activities
Net income (loss) for the period	1,552,233	(1,158,962)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Interest and accretion expense (Note 14)	230,980	283,853
Interest income	(1,637)	(56,175)
Depreciation and amortization (Note 8)	191,894	176,750
Share-based compensation expense	1,148	8,426
Non-cash inventory fair value adjustments	—	311
Fair value (gain) loss	425	(307)
Impairments (Note 8)	7,935	987,103
Income tax expense (recovery)	3,358	(28,953)
Fair value loss on derivative financial instruments	—	69,310
Gain on debt and purchase consideration settlement (Notes 10, 14 and 20)	(1,931,828)	—
Unrealized foreign exchange (gain) loss (Note 13)	40,061	(63,043)
Purchase consideration paid (Note 20)	—	(8,890)
Income taxes paid	(13,813)	(20,801)
Income tax refunds	195	5,118
Increase in restricted cash (Note 5)	(3,312)	—
Other non-cash items	—	2,089
Changes in non-cash working capital (Note 25)	20,430	31,590
Net cash flows from operating activities	98,069	227,419
Cash flows used in investing activities
Purchase of fixed assets and development costs (Note 8)	(3,891)	(1,178)
Proceeds from sale of assets	14	58
Interest earned	889	748
Net cash flows used in investing activities	(2,988)	(372)
Cash flows used in financing activities
Repayment of long-term debt prior to Recapitalization Transaction (Note 14)	(22,267)	(32,780)
Repayment of long-term debt and cross currency swap liability as part of Recapitalization Transaction (Notes 2 and 14)	(604,910)	—
Proceeds from issuance of shares (Note 15)	587,311	—
Equity issuance costs paid (Note 15)	(44,197)	—
Purchase consideration paid (Note 20)	(1,500)	(96,986)
Interest paid (Note 14)	(114,986)	(198,292)
Interest received	—	27,235
Net cash flows used in financing activities	(200,549)	(300,823)
Net change in cash and cash equivalents	(105,468)	(73,776)
Effects of exchange rate changes on cash and cash equivalents	(12,106)	17,162
Cash and cash equivalents, beginning of period	327,030	397,917
Cash and cash equivalents, end of period	209,456	341,303

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

[7]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

1. Description of Business and General Information

Concordia International Corp. (the "Company", "Concordia", and together with its subsidiaries, the "Group") is an international specialty pharmaceutical company, owning or licensing, through its subsidiaries, a diversified portfolio of branded and generic prescription products. The Group's business currently consists of two reportable segments, Concordia International and Concordia North America, as well as a Corporate cost centre. Refer to Note 22 for a further description of the Group's segments.
The Group's business does not experience a significant amount of seasonal variation in demand.
The Company’s shares are listed for trading on the Toronto Stock Exchange ("TSX") under the symbols "CXR" and "CXR.U" and were listed for trading on the NASDAQ Global Select Market® under the symbol "CXRX". Effective July 30, 2018, the Company's shares are no longer listed for trading on the NASDAQ Global Select Market®.
Effective July 1, 2018, the registered and head office of the Company is located at 5770 Hurontario Street, Suite 310, Mississauga, Ontario, L5R 3G5.
These consolidated financial statements include trademarks that are protected under applicable intellectual property laws and are the property of Concordia or its affiliates or its licensors. Solely for convenience, the trademarks of Concordia, its affiliates and/or its licensors referred to in these financial statements may appear with or without the ® or TM symbol, but such references or the absence thereof are not intended to indicate, in any way, that the Company or its affiliates or licensors will not assert, to the fullest extent under applicable law, their respective rights to these trademarks. Any other trademarks used in these consolidated financial statements are the property of their respective owners.
2. Recapitalization Transaction

In 2017, the Company announced as part of its long-term strategy an objective to realign its capital structure, which included an intention to significantly reduce the Company’s existing secured and unsecured debt obligations. On October 20, 2017, as part of the Company’s efforts to realign its capital structure, the Company and one of its wholly-owned direct subsidiaries commenced a court proceeding (the "CBCA Proceedings") under the Canada Business Corporations Act (the "CBCA"). The CBCA is a Canadian corporate statute that includes provisions that allow Canadian corporations to restructure certain debt obligations, and is not a bankruptcy or insolvency statute. In connection with the CBCA Proceedings, the Group's Currency Swaps (defined below), which Concordia entered into in August and November of 2016, and the revolving commitments under its credit agreement were terminated.
On May 2, 2018, the Company announced a proposed transaction to realign its capital structure (the "Recapitalization Transaction") that included, among other things, a new equity capital raise of $586.5 million, and reduction of the Company's total outstanding debt by approximately $2.4 billion. In addition, as part of the Recapitalization Transaction, the Company confirmed the amount payable as a result of the termination of the Group's cross currency swap agreements ("Currency Swaps") of $114,431.
The plan of arrangement under the CBCA pursuant to which the Recapitalization Transaction was implemented (as amended, the "CBCA Plan") was approved by secured and unsecured debtholders and shareholders of the Company at the debtholders' and shareholders' meetings held on June 19, 2018. On June 26, 2018, the Company obtained a final court order (the "Final Order") from the Ontario Superior Court of Justice (Commercial List) (the "Court") approving the CBCA Plan.
In connection with the Recapitalization Transaction, the Company continued from the Business Corporations Act (Ontario) to the Canada Business Corporations Act on June 22, 2018.
On September 6, 2018, the Recapitalization Transaction was implemented by the Company.
The Recapitalization Transaction included, among other things, the following key elements:

(a)	the Group’s total debt was reduced by approximately $2.4 billion;

[8]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

(b)
$586.5 million in equity, excluding $44 million of fees, was invested pursuant to a private placement (the “Private Placement”) by certain parties that executed the subscription agreement with Concordia, dated May 1, 2018, in exchange for new limited voting shares (refer to Note 15 for details of the limited voting shares) of Concordia representing in the aggregate approximately 87.69% of the outstanding limited voting shares of Concordia upon implementation of the Recapitalization Transaction, but prior to the issuance of the limited voting shares issued in connection with the Management Co-Invest (defined in Note 15);

(c)
the Company’s secured debt (the “Secured Debt”), including the Cross Currency Swap Liability (defined in Note 13) (together, the "Exchanged Secured Debt") in the aggregate principal amount of approximately $2.1 billion, plus accrued and unpaid interest was repaid with (i) cash in the amount of approximately $19 million equal to outstanding accrued and unpaid non-compound interest (calculated at contractual non-default rates) in respect of the Exchanged Secured Debt, (ii) cash in the amount of approximately $605 million (taking into account early consent cash consideration for holders of Exchanged Secured Debt entitled to early consent cash consideration under the CBCA Plan), and (iii) approximately $1.36 billion of new secured debt (the "New Secured Debt") comprised of new senior secured term loans (approximately $1.06 billion, denominated in U.S. dollars and European Euros) and new senior secured notes (approximately $300 million, denominated in U.S. dollars). Refer to Note 14 for a description of the New Secured Debt;

(d)
the Company’s unsecured debt (the “Unsecured Debt”) in the aggregate principal amount of approximately $1.6 billion, plus accrued and unpaid interest, was repaid with new limited voting shares of Concordia representing in the aggregate approximately 11.96% of the outstanding limited voting shares of Concordia upon implementation of the Recapitalization Transaction (taking into account early consent shares for holders of Unsecured Debt entitled to early consent consideration under the CBCA Plan), but prior to the issuance of the limited voting shares issued in connection with the Management Co-Invest (defined in Note 15);

(e)
the Company’s existing common shareholders retained their common shares, subject to a 1-for-300 common share consolidation (the “Share Consolidation”) and a re-designation of such shares as limited voting shares pursuant to the CBCA Plan, representing approximately 0.35% of the outstanding limited voting shares of Concordia upon implementation of the Recapitalization Transaction, but prior to the issuance of the limited voting shares issued in connection with the Management Co-Invest (defined in Note 15);

(f)
all other equity interests in Concordia, including all options, warrants, rights or similar instruments, were cancelled pursuant to the CBCA Plan, and all equity claims, other than the Company's existing equity class action claims (the "Existing Equity Class Action Claims"), were released pursuant to the CBCA Plan and the Final Order, provided that any recovery in respect of such Existing Equity Class Action Claims was limited pursuant to the CBCA Plan and the Final Order to recovery from any applicable insurance policies maintained by the Company, subject to certain exceptions;

(g)
any and all (i) defaults resulting from the CBCA Proceedings, and (ii) third party change-of-control provisions that may have otherwise been triggered by the Recapitalization Transaction, have been permanently waived pursuant to the CBCA Plan and the Final Order;

(h)	obligations to customers, suppliers and employees (other than the cancellation of certain equity interests, described above) were not affected by the Recapitalization Transaction; and

(i)
pursuant to the CBCA Plan, certain amendments were made to the Company’s articles to, among other things, amend Concordia’s authorized capital and provisions attaching to its shares, and the Company’s existing by-laws were repealed and a new general by-law of Concordia was adopted and approved.

The Share Consolidation completed as part of the Recapitalization Transaction reduced the number of issued and outstanding Concordia common shares to 170,932 (prior to taking into account the issuance of the limited voting shares pursuant to the Recapitalization Transaction and the Management Co-Invest (defined in Note 15)). Together with the new limited voting shares issued pursuant to the Recapitalization Transaction and the Management Co-Invest (defined in Note 15), the Company now has a total of 48,913,490 limited voting shares issued and outstanding, which commenced trading on the TSX on September 11, 2018 under the symbols CXR (in Canadian dollars) and CXR.U (in US dollars).

[9]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

In connection with the implementation of the CBCA Plan, Concordia finalized and entered into an investor rights agreement (the “Investor Rights Agreement”) with the parties that participated in the Private Placement. The Company has also amended its articles to reflect certain aspects of the governance arrangements which became effective upon implementation of the CBCA Plan.
As part of the Recapitalization Transaction, a new management incentive plan (the "MIP") was adopted pursuant to the CBCA Plan, pursuant to which a maximum of up to 7.5% of the limited voting shares outstanding upon implementation of the CBCA Plan could be issued, as approved in connection with approval of the CBCA Plan. If such limited voting shares are issued, they will dilute the ownership percentage of holders of limited voting shares of Concordia. Refer to Note 17 for a further description of the MIP.
The Company recorded a gain on settlement of debt of $1,924,520. Refer to Notes 10 and 14 for a further description of the gain on debt settlement.
3. Significant Accounting Policies

(a)	Basis of Presentation

These condensed interim consolidated financial statements for the three and nine month periods ended September 30, 2018 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") applicable to the preparation of interim financial statements including IAS 34, "Interim Financial Reporting". The condensed interim consolidated financial statements have been prepared under the historical cost convention, except for certain financial instruments that are measured at fair values. These condensed interim consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with Concordia's annual consolidated financial statements as at and for the year ended December 31, 2017.

The condensed interim consolidated financial statements are prepared in accordance with the accounting policies as set out in Concordia's annual consolidated financial statements as at December 31, 2017, prepared in accordance with IFRS, except for the adoption of new and amended accounting standards as set out below in (d). The presentation of these condensed interim consolidated financial statements is consistent with the presentation of the annual consolidated financial statements. Refer to Note 4 for a discussion of the change in estimate relating to the amortization of certain intangible assets.

The condensed interim consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars, which is also the Company’s functional currency.

The Company has provided the following additional disclosure with respect to its accounting policies for Share-based Compensation.

(i)     Share-based Compensation

In connection with the Recapitalization Transaction, the Group adopted the MIP as described in Notes 2 and 17. The MIP involves participants acquiring shares in a subsidiary of the Company which will be exchangeable for limited voting shares of the Company in certain circumstances. The MIP is subject to certain market based exchange conditions and has been valued using a Monte Carlo valuation model. The fair value of the MIP shares are recognized as a compensation expense over time and the related credit is recorded as a reserve for share-based compensation within contributed surplus. The share-based compensation expense is adjusted for subsequent changes in the Company's estimate of timing of when the exchange may occur. The effect of these are recognized in the period of change.

[10]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

(b)	Comparative Financial Information

Certain prior period balances have been re-classified to conform with the current period financial statement presentation.

(c)	Recent Accounting Pronouncements

The International Accounting Standards Board ("IASB") has not issued any significant new accounting standards that impact the Company that are not already described in the Company's annual financial statements for the year ended December 31, 2017.

(i)	Recent accounting pronouncements not yet adopted

The following pronouncements that may be significant to the Company were issued by the IASB or the IFRS Interpretations Committee. Those pronouncements that are not applicable or do not have a significant impact to the Company have been excluded from the summary below.

The following pronouncements have not yet been adopted by the Company and are being evaluated to determine the resultant impact, as summarized below:

Leases

IFRS 16, "Leases" ("IFRS 16"), sets out the principles for the recognition, measurement and disclosure of leases. IFRS 16 provides revised guidance on identifying a lease and for separating lease and non-lease components of a contract. IFRS 16 introduces a single accounting model for all lessees and requires a lessee to recognize right-of-use assets and lease liabilities for leases with terms of more than 12-months, unless the underlying asset is of low value. Under IFRS 16, lessor accounting for operating and finance leases will remain substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15. The Company is currently evaluating the impact of adopting this standard on the consolidated financial statements, however it does not expect the standard to have a significant impact due to the limited volume and magnitude of leases entered into by the Group.

Uncertainty over Income Tax Treatments

On June 7, 2017, the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments ("IFRIC 23"). IFRIC 23 clarifies the application of recognition and measurement requirements in IAS 12, Income Taxes, when there is uncertainty over income tax treatments. The IFRIC 23 interpretation specifically addresses whether an entity considers uncertain tax treatments separately; the assumptions an entity makes about the examination of tax treatments by taxation authorities; how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates; and how an entity considers changes in facts and circumstances. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted. The Company is currently evaluating the impact of adopting this standard on the consolidated financial statements.

[11]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

(ii)	Recent accounting pronouncements adopted

Revenue Recognition

IFRS 15, "Revenue from Contracts with Customers" ("IFRS 15"), provides a comprehensive five-step revenue recognition model for all contracts with customers. IFRS 15 replaced IAS 18, "Revenue" ("IAS 18") which covered contracts for goods and services and IAS 11 which covered construction contracts. The IFRS 15 revenue recognition model requires the Company to exercise significant judgment and make estimates that affect revenue recognition. The new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer. The standard was effective January 1, 2018 and has been adopted by the Company using the modified retrospective approach.

The Company has assessed the effects of applying the new standard on the Company's financial statements and has identified the following areas that were affected:

•
Accounting for variable consideration - IFRS 15 requires that the Group recognize revenue as performance obligations are satisfied to the extent there will not be a significant reversal in the future when the uncertainty surrounding any components of variable consideration is subsequently resolved. This had the potential to impact revenue recognition associated with the chargebacks, returns, rebates, prompt pay and other price adjustments components of contracts with the Group's customers. The Group recognizes variable consideration at the inception of the revenue recognition process, which is consistent with the Company's accounting policy under IAS 18, and therefore no impact was noted.

•
Accounting for sales to distributors - IFRS 15 requires that the Group recognize revenue upon the transfer of control to the customer, which requires the Group to apply judgment based on the indicators provided in the standard, that had the potential to impact the timing of revenue recognition. Under certain of the Company's arrangements associated with sales to distributors, revenue is not recognized until the product is sold to the end customer, either because inventory is on consignment at the distributor, or because the final selling price is not determinable until the product is sold to the end customer. The Company has determined that the timing of revenue recognition for sales to distributors is not impacted on adoption of IFRS 15.

Financial Instruments

The final version of IFRS 9, "Financial Instruments" ("IFRS 9"), was issued by the IASB in July 2014 and replaced IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 9 introduces a model for classification and measurement, a single, forward-looking “expected loss” impairment model and a substantially reformed approach to hedge accounting. The new single, principle-based approach for determining the classification of financial assets is driven by cash flow characteristics and the business model in which an asset is held. The new model also results in a single impairment model being applied to all financial instruments, which will require more timely recognition of expected credit losses. It also includes changes in respect of own credit risk in measuring liabilities elected to be measured at fair value, so that gains caused by the deterioration of an entity’s own credit risk on such liabilities are no longer recognized in profit or loss. IFRS 9 was effective as at January 1, 2018.

The Company has reviewed its financial assets and financial liabilities with respect to new guidance under IFRS 9. Accordingly, the Company has determined the new guidance does not affect the classification and measurement of its financial assets. Additionally, the Company has determined that there is no impact on the accounting for its financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and which are subject to fair value changes as a result of the entity's own credit risk.

The new impairment model for financial assets requires the recognition of impairment provisions based on expected credit losses rather than only incurred credit losses as is the case under IAS 39. It applies to financial

[12]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

assets classified at amortised cost, debt instruments measured at fair value through other comprehensive income, contract assets under IFRS 15, lease receivables, loan commitments and certain financial guarantee contracts. The Company has determined that there is not a significant increase in the loss allowance for accounts receivable as a result of adopting IFRS 9.

The Company has adopted the standard on the effective date of January 1, 2018. The standard has been implemented following the specific transitional requirements listed in the standard related to classification and measurement, impairments and hedge accounting. This results in prospective application.

Financial Instruments Disclosures

IFRS 7, "Financial Instruments: Disclosures" ("IFRS 7"), has been amended by the IASB to require additional disclosures on transition from IAS 39 to IFRS 9. The amendment to IFRS 7 is effective for periods beginning on or after January 1, 2018. The Company has reflected the additional disclosures in these condensed interim consolidated financial statements for the three and nine month periods ended September 30, 2018.

(d)	Changes in Accounting Policies

A number of new or amended accounting standards became applicable for the current reporting period and the Company had to change its accounting policies as a result of adopting the following standards:

•	IFRS 9, "Financial Instruments"

•	IFRS 15, "Revenue from Contracts with Customers"

The new accounting policies as a result of adoption of IFRS 9 and IFRS 15 are described below. The new accounting policies have been applied from January 1, 2018, where they are different to those applied in prior periods. IFRS 9 and IFRS 15 were adopted without restating comparative information.

(i)	Revenue Recognition

Revenue is recorded as net revenue and is recognized in the consolidated statement of income (loss) when a contractual promise to a customer (performance obligation) has been fulfilled by transferring control over the promised goods to the customer, generally at the point in time of shipment to or receipt of the products by the customer. The amount of revenue to be recognized is based on the consideration the Group expects to receive in exchange for its goods. If a contract contains more than one performance obligation, the consideration is allocated based on the standalone selling price of each performance obligation.

The consideration the Group receives in exchange for its goods may be fixed or variable. Variable consideration is only recognized to the extent it is highly probable that a significant reversal will not occur when the uncertainty surrounding any components of variable consideration is subsequently resolved. The most common and significant elements of variable consideration include chargebacks, returns, rebates, prompt pay and other price adjustments. Refer to Note 4 for further details relating to these elements of variable consideration.

Revenue represents the amounts receivable after providing for the elements of variable consideration, including the deduction of discounts, allowances given, provisions for chargebacks, other price adjustments and accruals for estimated future rebates and returns. Provisions for revenue deductions are adjusted to actual amounts as discounts, allowances, chargebacks, price adjustments, rebates and returns are processed. The provision represents estimates of the related obligations, requiring the use of judgment when estimating the effect of these sales deductions.

[13]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The Group operates in a number of different geographical segments, with different markets. Further detail by segment related to revenue recognition is described below:

Concordia North America segment

Revenue within the Concordia North America segment is primarily derived from two customer groups, those being wholesalers and authorized generic partners ("AG Partners"). Revenue is recognized at the time of sale to the wholesaler and AG Partners as this is the point of transferring control over the promised goods to the customer, based on the following; 1) the wholesalers and AG Partners are responsible for setting their sales price to the final customer and collecting on their receivables; 2) the Company can reliably measure the amount of revenue to be recognized (this includes the impact of gross to net adjustments, including expected returns, wholesaler and retail inventory levels, prescription data, current market trends, competitor activity and historical experience); 3) the wholesalers and AG Partners are responsible for managing their customers; and 4) costs associated with the sale have been incurred at the time the product is sold to the wholesaler and the AG Partner. Revenue related to Photofrin® is concentrated primarily within the United States ("U.S.") and is sold through distributors. The point of revenue recognition is at the time the distributors receive the product. Revenue is recognized at this time as the distributor has obtained control over the promised goods since they have no right of return, except for expired product (at which point they are entitled only to a replacement product), and full risk of ownership of the product has been transferred.

The Group also earns revenue from licensing and profit-sharing arrangements. Under these arrangements revenue is recognized as earned in accordance with the substance of the relevant agreement. Arrangements determined on a time basis are recognized on a straight-line basis over the period of the agreement. Arrangements that are based on production, sales and other measures are recognized at a point in time once the performance obligations are satisfied by reference to the underlying arrangement.

Royalty income is recognized over a period of time as the performance obligations are satisfied in accordance with royalty agreements.

Concordia International segment

The Concordia International segment is similar to the Concordia North America segment, as revenue is recognized at the time of sale to the wholesalers, hospitals and pharmacies, as this is the point of transferring control over the promised goods to the customer. The Concordia International segment is not subject to significant levels of gross to net adjustments. Revenue is recognized on either shipment or receipt by the customer depending on the contractual terms of the sales agreement.

(ii)	Trade Receivables

Trade receivables are initially recognized at their invoiced amounts. Provisions for doubtful trade receivables, recorded as allowance for doubtful accounts, are established using an expected credit loss model. The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables. These provisions represent the difference between the trade receivables' carrying amount in the consolidated balance sheet and the estimated net collectible amount. Charges for doubtful trade receivables are recorded as bad debt expense within selling and marketing expenses in the consolidated statements of income (loss).

[14]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

4. Critical Accounting Estimates and Judgments and Key Sources of Estimation Uncertainty

The preparation of the condensed interim consolidated financial statements requires the Company to make a number of judgments, estimates and assumptions regarding recognition and measurement of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed interim consolidated financial statements, the significant judgments made by the Company in applying the group policies and the key sources of estimation uncertainty were the same as those applied to the consolidated annual financial statements for the year ended December 31, 2017.

Change in estimate
During the first quarter of 2018, the Company assessed the use of the straight line amortization method for certain intangible assets within the Concordia International and Concordia North America segments and determined that, based on recent developments and historical patterns of commercial benefit, certain assets should be amortized based on a declining balance model to align with corresponding expected future cash flows.  Specifically, the Company determined that this method of amortization better reflects the pattern in which acquired product rights and manufacturing processes future economic benefits are expected to be realized by the Group. Products rights and manufacturing process assets are now predominantly amortized using the declining balance model.
This change in estimate resulted in an increase in amortization expense for the nine month period ended September 30, 2018 of approximately $52 million. The impact for the remainder of the year is estimated to be approximately $16 million.
5. Restricted Cash

As at	Sep 30, 2018	Dec 31, 2017
Cash secured letters of credit and bonds	3,312	—
Total	3,312	—
6. Accounts Receivable

As at	Sep 30, 2018	Dec 31, 2017
Accounts receivable	137,153	148,805
Allowance for doubtful accounts	(2,611)	(2,777)
Total	134,542	146,028

An aging of accounts receivable balances past due is as follows:

As at	Sep 30, 2018	Dec 31, 2017
Past due 1 - 30 days	5,118	6,280
Past due 31 - 60 days	3,965	2,642
Past due 61 - 120 days	324	3,070
Past due more than 120 days	2,811	3,344
Total	12,218	15,336

Amounts past due represent accounts receivable past due based on the customer's contractual terms. The net amounts past due are approximately $12 million, which is equivalent to 9% of the net accounts receivable balance as at September 30, 2018. The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables.

[15]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

7. Inventory

As at	Sep 30, 2018	Dec 31, 2017
Finished goods	59,648	65,852
Raw materials	17,489	23,842
Work in process	11,711	9,511
Obsolescence reserve	(22,614)	(22,489)
Total	66,234	76,716

Inventory costs charged to cost of sales during the three and nine month periods ended September 30, 2018 were $31,713 and $105,301, respectively (2017 - $37,871 and $114,144, respectively). The Company increased its reserve for obsolete inventory by $125 during the nine month period ended September 30, 2018.
8. Intangible Assets

	Acquired Product Rights and Manufacturing Processes	Intellectual Property	Distribution Contracts	Supplier Contracts	In-Process Research and Development	All Other Intangibles	Total
Balances, January 1, 2018	1,381,631	26,185	16,683	68,805	9,269	1,305	1,503,878
Additions	—	—	—	—	2,843	46	2,889
Transfer from IPR&D	65	—	—	—	(65)	—	—
Amortization	(165,932)	(1,230)	(4,487)	(18,362)	—	(560)	(190,571)
Impact of foreign exchange	(29,479)	—	(404)	(1,654)	(571)	(61)	(32,169)
Impairments	(7,935)	—	—	—	—	—	(7,935)
Balances, September 30, 2018	1,178,350	24,955	11,792	48,789	11,476	730	1,276,092

During the first quarter of 2018, the Company assessed the use of the straight line amortization method for certain intangible assets and determined that, based on recent developments and historical patterns of economic benefit, certain assets should be amortized based on a declining balance model to align with corresponding expected future cash flows. Refer to Note 4 for a description of the change in estimate relating to the amortization of certain intangible assets.

In the second quarter of 2018, the Company determined that triggering events had occurred with respect to certain products. These triggering events required the Company to perform tests for impairment. The triggering events included product supply challenges, and/or increased product competition resulting in a decrease to future revenue forecasts. The Company recorded impairments using a fair value less costs of disposal model in the consolidated statements of income (loss). The calculation of the recoverable amount was determined using discounted cash flow projections based on financial forecasts approved by the Company (level 3 of fair value hierarchy).

The total impairment recorded during the second quarter of 2018 was $7,935, within the Concordia International segment, primarily related to an impairment on Dicycloverine of $4,855 due to product supply interruption resulting in a current and future loss of market share. The key assumptions and estimates used in determining the value were related to estimated future product cash flows, including price and volume assumptions based on historical trends, and the discount rate of 13.5% applied to the cash flow projections.

[16]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

During the second quarter of 2018, the Company became aware of additional competition on Donnatal® within the Concordia North America segment. The Company determined that the additional competition did not result in an impairment based on estimated future product cash flows, including price and volume assumptions. Refer to the Note 18 of these financial statements for further details and information on the related litigation.
9. Goodwill

Total
Balance, January 1, 2018	244,957
Impact of foreign exchange	(7,413)
Balance, September 30, 2018	237,544
10. Trade Payables, Accrued Liabilities and Interest Payable

As at	Sep 30, 2018	Dec 31, 2017
Trade payables	14,837	26,351
Accrued liabilities	84,611	68,994
Interest payable on long-term debt	7,019	106,568
Total	106,467	201,913

Interest payable on long-term debt as at December 31, 2017 includes certain interest payments that were stayed as part of the CBCA Proceedings. Refer to Note 2 for a further description of the CBCA Proceedings.

On September 6, 2018 as part of the Recapitalization Transaction, accrued and unpaid non-compound interest, calculated at contractual, non-default rates, on the Company's Secured Debt and Cross Currency Swap Liability was paid in cash and the remaining accrued and unpaid interest on Secured Debt and the accrued and unpaid interest on Unsecured Debt was settled. The total amount of accrued and unpaid interest that was settled as part of the Recapitalization Transaction for no consideration was $214,179, resulting in a gain on debt settlement for this amount. Refer to Note 14 for details of the settlement of the principal amounts of the Secured Debt and Unsecured Debt and the corresponding gain on debt settlement recorded.
11. Provisions
The following table describes movements in the Company’s provisions balance by nature of provision:

	Chargebacks/Rebates/ Co-pay	Returns	Inventory management	Prompt pay	Total
Balance, January 1, 2018	16,595	11,066	5,883	552	34,096
Additions	76,074	6,858	12,316	3,682	98,930
Utilization	(75,449)	(10,121)	(14,448)	(3,662)	(103,680)
Balance, September 30, 2018	17,220	7,803	3,751	572	29,346

The closing balance relates to provisions made to estimate the liabilities arising from chargebacks, rebates, returns and other price adjustments recorded as a reduction of revenue. Payments are expected within 12 months from the balance sheet date. Invoices received for such charges and estimates are shown in the accounts payable when received. The provision is for the uninvoiced portion of the charges and estimates.

[17]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

12. Income Taxes

As more fully described below, there are significant tax considerations in connection with the Recapitalization Transaction, however there have been no material changes to tax matters in connection with normal course operations during the reporting periods subsequent to the filing of the Company's consolidated annual financial statements for the year ended December 31, 2017. Refer to Note 12 in the Company's consolidated annual financial statements for the year ended December 31, 2017 for a full description of the Company's tax matters.

The Group is subject to income tax in numerous jurisdictions with varying tax rates. During the current period ended there was no material change to the statutory tax rates in the taxing jurisdictions where the majority of the Group's income for tax purposes was earned or where its temporary differences or losses are expected to be realized or settled.

Although statutory tax rates may not have changed materially, except if noted above, the impact of commercial decisions and market forces result in changes to the distribution of income for tax purposes amongst taxing jurisdictions that may result in a change of the effective tax rate applicable to such item of income or temporary difference.

The implementation of the Recapitalization Transaction resulted in the settlement of certain of the Company's commercial obligations, which includes certain long-term debt and accrued interest, for an amount less than the amount for which such obligations were considered issued for income tax purposes. No amount of current income tax has been recorded in connection with the implementation of the Recapitalization Transaction, due to the utilization of certain of the Company's temporary differences in respect of which a deferred tax asset had not been previously recognized but were available to reduce income subject to tax and that were disclosed in its consolidated annual financial statements for the year ended December 31, 2017. In particular, the temporary differences that were disclosed as being in respect of North America losses and credits, are expected to be fully utilized. In addition, the implementation of the Recapitalization Transaction is expected to result in a reduction of the Company's adjusted cost base for Canadian income tax purposes in respect of certain of the Company's affiliated entities. This reduction, estimated not to exceed $1,400,000, will result in an increase of the amount of the cumulative temporary difference in connection with the Company's affiliated legal entities for which a deferred income tax liability has not been recognized. No amount of deferred income tax has been recorded in connection with this reduction of adjusted cost base on the basis that it is not probable that the temporary difference resulting therefrom will be realized in the foreseeable future.

As more fully described in the Company's Significant Accounting Policies, income taxes that are required to be reflected in equity, instead of in the consolidated statements of income (loss), are included in the consolidated statements of changes in shareholders' equity (deficit). The implementation of the Recapitalization Transaction resulted in the realization of foreign exchange gains and losses in respect of certain of the Group's obligations denominated in a currency other than U.S. dollars. Although the realization of such foreign exchange gains and losses has not resulted in the recording of current income tax, the net income tax expense of $2,898 in respect of certain foreign exchanges gains has been recorded in the consolidated statements of changes in shareholders' equity (deficit) as a reduction of the amount of the "Net investment hedge of GBP denominated loans" and the consolidated statements of income (loss) for the three and nine month periods ended September 30, 2018 includes the recording of a net deferred income tax recovery of $916 and $2,898, respectively, in respect of certain foreign exchange losses. As described above, the implementation of the Recapitalization Transaction also resulted in the utilization of certain of the Company's temporary differences in respect of which a deferred tax asset had not been recognized, in particular, certain of the Company's losses and credits. A portion of these losses arose as a result of costs incurred in prior reporting periods in connection with the issuance by the Company of share capital, where such costs were reflected in the consolidated statements of changes in shareholders' equity (deficit) as a reduction of the amount of share capital. An income tax recovery of $8,808 in respect of such share capital issuance costs has been recorded in the consolidated statements of changes in shareholders' equity (deficit) as an adjustment to share capital due to "Issuance of shares" and the consolidated statements of income (loss) for the three and nine month periods ended September 30, 2018 includes the recognition of a deferred income tax expense of $8,808 and $8,808, respectively, reflecting the utilization of certain of the Company's losses.

[18]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The Company continues to believe the amount of unrealized tax benefits appropriately reflects the uncertainty of items that are or may in the future be under discussion, audit, dispute or appeal with a tax authority or which otherwise result in uncertainty in the determination of income for tax purposes. If appropriate, an unrealized tax benefit will be realized in the reporting period in which the Company determines that realization is not in doubt. Where the final determined outcome is different from the Company’s estimate, such difference will impact the Group’s income taxes in the reporting period during which such determination is made.
13. Cross Currency Swap Liability

The Group entered into the Currency Swaps as economic hedges of certain cash flows from its Concordia International segment denominated in Great British pounds ("GBP") and long-term debt repayments denominated mainly in U.S. dollars ("USD").
On October 20, 2017, the Group was notified by the counterparty to the Currency Swaps that one or more events of default occurred under the Currency Swaps as a result of the Company obtaining a preliminary interim order from the Court in the Company's CBCA Proceedings. As a result of the foregoing, the counterparty to the Currency Swaps designated October 23, 2017 as the early termination date with respect to all transactions under the Currency Swaps. In connection with the Recapitalization Transaction, the Group and the Currency Swaps counterparty agreed to an amount of $114,431 as the outstanding amount in respect of the Currency Swaps (the "Cross Currency Swap Liability"). The Group paid interest associated with the Cross Currency Swap Liability pursuant to a termination agreement, until such time as the implementation of the Recapitalization Transaction. The counterparty to the Cross Currency Swap Liability had entered into a support agreement with the Company in connection with the Recapitalization Transaction. The Cross Currency Swap Liability formed part of the Secured Debt exchanged as part of the Recapitalization Transaction. Refer to Notes 2 and 14 for further details.
During the three and nine month periods ended September 30, 2018, the Group incurred and recorded interest expense of $1,389 and $4,864, respectively (2017 - $nil and $nil, respectively) related to the Cross Currency Swap Liability.

Unrealized foreign exchange (gain) loss

Unrealized foreign exchange loss for the three and nine month periods ended September 30, 2018 was $10,509 and $40,061, respectively (2017 - gain of $22,676 and $63,043, respectively). The primary component of the unrealized foreign exchange (gain) loss is the recognition of accumulated unrealized foreign exchange losses on certain inter-company loans associated with the Company's investment in the Concordia International segment. Prior to entering into the Currency Swaps, foreign exchange translation gains and losses on these inter-company loans were not included in the consolidated statement of income (loss) on the basis that these loans formed part of the permanent investment in the Concordia International segment. Upon entering into the Currency Swaps, certain inter-company loans became designated as hedged items, and subject to on-going repayment. Accordingly, these inter-company loans were no longer considered to be permanent investments and therefore unrealized foreign exchange gains and losses in respect thereof are recorded in the consolidated statement of income (loss). Upon completion of the Recapitalization Transaction all USD denominated intercompany loans were treated as permanent investments. The EUR denominated intercompany loans are not considered permanent investments as a result of repayment terms. The principal and interest, if any, in respect of these inter-company loans are eliminated on consolidation.

[19]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

14. Long-term Debt

As at	Sep 30, 2018	Dec 31, 2017
New Term Loans (a)
- New USD Term Loan	799,406	—
- EUR Term Loan	258,556	—
8% senior secured notes (b)	299,972	—
Term Loan Facilities (c)
- USD term loan	—	1,061,500
- GBP term loan	—	651,086
9% senior secured notes (d)	—	350,000
Extended bridge loan (e)	—	100,832
9.5% senior notes (f)	—	790,000
7% senior notes (g)	—	735,000
Total long-term debt	1,357,934	3,688,418
Less: current portion of long-term debt	(21,159)	(3,688,418)
Long-term portion	1,336,775	—

The commencement of the CBCA Proceedings on October 20, 2017 resulted in an event of default under certain of the debt agreements that were entered into to finance the acquisition of 100% of the outstanding shares of Amdipharm Mercury Limited (the "Concordia International Acquisition") from Cinven and certain other parties (the "Concordia International Credit Agreement"), including the USD term loan and GBP term loan (together, the "Term Loan Facilities"), and the indentures governing the Company's 9% senior secured notes and 9.5% unsecured senior notes and the Currency Swaps. As a result of the foregoing events of default, a cross default was triggered under the indenture governing the 7% unsecured senior notes and the unsecured extended equity bridge facility (together with the Term Loan Facilities and the indentures governing the Company's 9% senior secured notes and 9.5% unsecured senior notes, the "Exchanged Debt"). Any demand for payment of these debts was stayed pursuant to the CBCA Proceedings. Also as a result of the foregoing, the counterparty to the Currency Swaps designated October 23, 2017 as the early termination date with respect to all transactions under the Currency Swaps. As part of the Recapitalization Transaction, the Company's Cross Currency Swap Liability in an amount of $114,431 was addressed as part of the Secured Debt exchanged under the Recapitalization Transaction. The Company accelerated the accretion of the deferred financing fees associated with all of the Company's lending arrangements during the fourth quarter of 2017 and therefore there is no accretion expense related to deferred financing fees recorded during 2018.

During the CBCA Proceedings the Company made scheduled payments of non-compound interest, calculated at contractual non-default rates, and principal payments under its Secured Debt, referenced as (c) and (d) above, and the Cross Currency Swap Liability (refer to Note 13), as applicable. Conversely, during the CBCA Proceedings, the Company did not make scheduled payments on its Unsecured Debt, referenced as (e), (f) and (g) above.

The Company completed the implementation of the Recapitalization Transaction on September 6, 2018. In connection with the implementation of the Recapitalization Transaction, the Term Loan Facilities and the 9% senior secured notes (the "Secured Notes") were extinguished and exchanged for the following debt facilities (among other consideration pursuant to the Recapitalization Transaction):

(a)
The Company entered into a credit agreement (the "New Concordia International Credit Agreement") on September 6, 2018 pursuant to which a syndicate of lenders made available secured term loans at par in the aggregate principal amounts of $799.4 million in one tranche (the "New USD Term Loan") and €226.8 million in a separate tranche (the "EUR Term Loan", and together with the New USD Term Loan, the "New

[20]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Term Loans"). The New Term Loans were made available to the Company, as part of the re-financing of Exchanged Secured Debt, including the Term Loan Facilities, pursuant to the implementation of the Recapitalization Transaction. All obligations of the Company under the New Term Loans are guaranteed by all current and future material subsidiaries of the Company and include security of first priority interests in the assets of the Company and its material subsidiaries. The New Term Loans have a maturity date of September 6, 2024, have variable interest rates and require quarterly principal repayments at a rate of 0.5%, with the first principal repayment scheduled for December 31, 2018. Interest rates are calculated based on LIBOR and EURIBOR plus applicable margins on the New USD Term Loan and EUR Term Loan, respectively, with a LIBOR or EURIBOR floor of 1%. Interest expense on the New Term Loans for the three and nine month periods ended September 30, 2018 was $5,354.

(b)
The Company issued on September 6, 2018 at par approximately $300 million 8.00% senior secured first lien notes due on September 6, 2024 (the "New Secured Notes"). The New Secured Notes were issued by the Company, as part of the re-financing of Exchanged Secured Debt, including the Secured Notes, pursuant to the implementation of the Recapitalization Transaction. All obligations of the Company under the New Secured Notes are guaranteed by all current and future material subsidiaries of the Company and include security of first priority interests in the assets of the Company and its material subsidiaries. The New Secured Notes require no payment of principal throughout their term. Interest on the New Secured Notes is payable semi-annually on April 1st and October 1st of each year, with the first interest payment scheduled for April 1, 2019. Interest expense on the Secured Notes for the three and nine month periods ended September 30, 2018 was $1,667.

The fair value of long-term debt as at September 30, 2018 was $1.3 billion.

As disclosed in Note 2, the Company completed the implementation of the Recapitalization Transaction on September 6, 2018. The following table details the movement in the principal amount of the Group's Secured Debt, Unsecured Debt and Cross Currency Swap Liability (that was treated as secured debt) from January 1, 2018 to September 6, 2018. Refer to Note 2 for a further description of the stay of proceedings applicable to the Group's debt agreements and details pertaining to the implementation of the Recapitalization Transaction. Refer to Note 10 for a description of the interest settled as part of the Recapitalization Transaction.

[21]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	Secured Debt	Unsecured Debt	Total Long-Term Debt	Cross Currency Swap Liability	Total Long-term Debt including Cross Currency Swap Liability
Balance, January 1, 2018	2,062,586	1,625,832	3,688,418	114,431	3,802,849
Principal repayments	(22,267)	—	(22,267)	—	(22,267)
Impact of foreign exchange	(26,919)	—	(26,919)	—	(26,919)
Balance, September 6, 2018	2,013,400	1,625,832	3,639,232	114,431	3,753,663

Principal repayments (Note 2 (c))	(571,981)	—	(571,981)	(32,929)	(604,910)
Issuance of limited voting shares (Notes 2 (d) and 15)	—	(79,975)	(79,975)	—	(79,975)
Debt forgiveness (principal)	(156,912)	(1,545,857)	(1,702,769)	(7,572)	(1,710,341)
Principal portion of debt repaid and refinanced	(1,284,507)	—	(1,284,507)	(73,918)	(1,358,425)
New Secured Debt issued (1)	1,358,425	—	1,358,425	—	1,358,425
Impact of foreign exchange	(491)	—	(491)	(12)	(503)
Balance, September 30, 2018	1,357,934	—	1,357,934	—	1,357,934

(1) Includes $73,918 associated with the settlement of the Cross Currency Swap Liability.

Interest expense

	Three months ended		Nine months ended
	Sep 30, 2018	Sep 30, 2017	Sep 30, 2018	Sep 30, 2017
Interest expense payable in cash - Exchanged Debt	58,707	67,889	216,856	200,189
Interest expense payable in cash - New Secured Debt	7,021	—	7,021	—
Interest expense on Currency Swaps	—	19,554	—	56,843
Interest expense on Cross Currency Swap Liability (Note 13)	1,389	—	4,864	—
Accretion of deferred financing fees	—	7,995	—	23,837
Other interest	917	1,008	2,239	2,984
Interest and accretion expense	68,034	96,446	230,980	283,853

[22]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

15. Share Capital

On September 6, 2018, the Company amended its articles to provide for (i) a class of Class A special shares; (ii) a class of Class B special shares; (iii) a class of Class C special shares; and (iv) a re-designation of the common shares as limited voting shares.
The authorized share capital of the Company as at September 30, 2018 consists of an unlimited number of limited voting shares, 1,000 Class A special shares, 1,000 Class B special shares and 2,000 Class C special shares.
Common shares and limited voting shares
The holders of limited voting shares are entitled to one vote for each limited voting share on all matters to be voted on at all meetings of shareholders of the Company, other than meetings at which only the holders of another class or series of shares are entitled to vote separately as a class. Subject to the rights of the holders of any other class of share ranking in priority to the limited voting shares, the holders of the limited voting shares are entitled to (i) receive, on a ratable basis, any dividend declared by the Company in respect of the limited voting shares; and (ii) receive the remaining property and assets of the Company available for distribution, after payment of liabilities, upon the voluntary or involuntary liquidation, dissolution or winding-up of the Company on a ratable basis.
On September 6, 2018, as part of the Recapitalization Transaction, the Company completed the following:

(i)
A Share Consolidation of the issued and outstanding common shares on the basis of one common share for every 300 common shares outstanding immediately prior to September 6, 2018. No fractional shares were issued in connection with the Share Consolidation. Any individual holders of 299 or fewer shares prior to the date of the share consolidation did not receive any common shares as a result of the consolidation. Refer to Note 2 (e).

(ii)	A redesignation of the outstanding common shares as limited voting shares pursuant to the amended articles as noted above.

(iii)
A Private Placement to certain parties that executed the subscription agreement with Concordia, dated May 1, 2018, for gross proceeds of $586,500, net of transaction costs of $44,191. The limited voting shares were issued at a share price of $13.69 per share. Refer to Note 2 (b).

(iv)	Issued 5,841,857 limited voting shares, with a market value of $13.69 per share, in exchange for the Unsecured Debt pursuant to the CBCA Plan. Refer to Note 2 (d).
On September 7, 2018, the Company issued 59,247 limited voting shares to certain employees of the Group for gross proceeds of $811, net of transaction costs of $6 (the "Management Co-Invest"). The limited voting shares were issued at a share price of $13.69.

	Number of Shares	$
Balance, January 1, 2018	51,282,901	1,283,083
Vesting of RSUs (defined herein) prior to Recapitalization Transaction	899	20
Balance, September 6, 2018	51,283,800	1,283,103
Share Consolidation	(51,112,868)	—
Private Placement	42,841,454	542,309
Unsecured debt settlement	5,841,857	79,975
Management Co-Invest	59,247	805
Tax effect of share issuance transaction costs (Note 12)	—	8,808
Balance, September 30, 2018	48,913,490	1,915,000

[23]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Class A, Class B and Class C special shares
All Class A special shares were issued to GSO (as defined in Note 23 (b)) at an issue price of $1.00 per share and are fully paid up.
All Class B special shares were issued to Solus (as defined in Note 23 (b)) at an issue price of $1.00 per share and are fully paid up.
The Class A and Class B special shares have the following significant rights, privileges, restrictions and conditions: (i) holders of these shares are entitled to receive notice of, to attend and speak at any meeting of the holders of limited voting shares; (ii) ability to elect a certain number of directors, depending on their holding of limited voting shares; (iii) no entitlement to dividends; (iv) redeemable by the holder; and (v) in the event of liquidation, disolution or winding-up of the Company, whether voluntary or involuntary, entitled to receive $1.00 for each Class A or Class B special share held, in pari passu, before any distribution of any part of the property and assets of the Company among the holders of the limited voting share. The Class A and B special shares are classified as other liabilities in the consolidated balance sheet.
No Class C special shares have been issued.
16. Earnings (Loss) Per Share

On September 6, 2018, the Company completed a Share Consolidation. Accordingly, all share and per-share data presented in these consolidated financial statements and accompanying notes have been retrospectively restated to reflect the Share Consolidation, unless otherwise noted. The weighted average number of shares has been adjusted retrospectively to be comparable using that basis as if the Share Consolidation had been effective on the first day of the comparative reporting period of these consolidated financial statements. Refer to Notes 2 and 15.

The calculation of basic and diluted earnings (loss) per share for the three and nine month periods ended September 30, 2018 and 2017 was based on the information in the table below.

	Three months ended		Nine months ended
	Sep 30, 2018	Sep 30, 2017	Sep 30, 2018	Sep 30, 2017
Net income (loss) for the period attributable to shareholders	1,787,881	(69,485)	1,552,233	(1,158,962)

Weighted average number of common shares in issue	12,100,016	170,534	4,190,984	170,387
Adjustments for:
Dilutive unvested shares	—	4,404	—	3,090
Weighted average number of fully diluted shares	12,100,016	174,938	4,190,984	173,477

Earnings (loss) per share
Basic earnings (loss) per share	147.76	(407.46)	370.37	(6,801.94)
Diluted earnings (loss) per share	147.76	(407.46)	370.37	(6,801.94)

For the periods noted above, the computation of diluted loss per share is equal to the basic earnings (loss) per share due to the anti-dilutive effect of the stock options and unvested shares.

As part of the Recapitalization Transaction, the MIP has been adopted, pursuant to which a maximum of 3,664,069 limited voting shares can be issued. If such number of limited voting shares are issued, they will dilute basic

[24]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

earnings per share in the future, however these dilutive limited voting shares were not included in the calculation of diluted earnings per share as they are based on a potential dilution event that has not yet occurred. Refer to Note 17 for further description of the MIP.
17. Share Based Compensation

Management Incentive Plan
In conjunction with the Recapitalization Transaction, the Group adopted the MIP which allows participants to share 7.59% of the incremental value growth of the Company in excess of an opening value on September 6, 2018, plus a hurdle of 9% per annum compounding on an annual basis. This 7.59% may increase to 10.12% if certain additional performance thresholds are met.
Participants acquired shares ("MIP Shares") in a subsidiary of the Company (the "MIP Subsidiary") which holds an ownership interest in the Concordia International segment. An exchange rights agreement provides for mechanisms that can attribute the value of assets held outside of MIP Subsidiary to the MIP Shares, for purposes of calculating the value of the MIP Shares.
The exchange rights agreement also provides for the exchange of MIP Shares into limited voting shares of Concordia in certain circumstances. These circumstances arise primarily in connection with an exit event ("Exit Event"). An Exit Event includes the following:

(i)	a change of control of the Company,

(ii)
a sale of substantially all of the assets of the Company and its subsidiaries on a consolidated basis (including by way of sale, merger, amalgamation, arrangement, business combination, consolidation, reorganisation or other similar transaction).; or

(iii)	an insolvency event, as defined in the exchange rights agreement.
In addition, MIP Shares may be exchanged into limited voting shares of Concordia pursuant to certain tag-along rights contained in the exchange rights agreement upon a sale of 25% or more of the issued and outstanding limited voting shares of Concordia by certain significant shareholders of Concordia.
The performance of the MIP will be measured on or around the date of an Exit Event. The MIP Shares may be purchased and/or exchanged for new limited voting shares of the Company.
The Company has accounted for the issued MIP Shares on the basis that they will be equity settled, after evaluating alternatives that may require cash settlement. The MIP was valued at $10 million on September 7, 2018 using a Monte-Carlo simulation model in accordance with IFRS. The key assumptions included within this simulation were, (i) weighted average probability of expected time to maturity, (ii) share volatility of 35%, (iii) risk free rates between 2.53% and 2.78%, and (iv) the assumption that the Company will not pay any dividends.
On September 7, 2018, 349,903 MIP Exchangeable Shares were acquired by the participants. For the three months ended September 30, 2018 the Group recorded share based compensation expense of $188 related to the MIP Shares.
Employee Stock Option Plan, Long-Term Incentive Plan
As part of the Recapitalization Transaction, as disclosed in Note 2 to these consolidated financial statements, all equity interests in Concordia represented by options, warrants, rights or similar instruments outstanding on September 6, 2018, were cancelled pursuant to the CBCA Plan. As a result, all outstanding options under the employee stock option plan and the outstanding restricted share units ("RSUs") or deferred share units ("DSUs") which were granted to officers, directors, employees or consultants of the Company were cancelled for no consideration.
For the three and nine month periods ended September 30, 2018, the total compensation charged against income with respect to all stock options outstanding was $763 and $1,638, respectively (2017 - $1,272 and $4,309, respectively).

[25]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

For the three and nine month periods ended September 30, 2018, the Company recorded share based compensation expense of $271 and recovery of $678, respectively (2017 - $1,727 and $4,120, respectively) related to the RSUs and DSUs accounted for on the basis that they will be equity-settled, with a corresponding credit to shareholders’ equity.
18. Commitments and Contingencies

Lease Commitments
The Group has operating leases relating to rental commitments for its various office locations, an aircraft lease and computer and electronic equipment leases. The leases typically run for a period of a number of months up to five years.

The below table sets forth the Group’s obligations under operating leases:

Minimum Lease Payments
2018	1,210
2019	4,038
2020	2,304
2021	1,391
2022	1,020
Thereafter	933
10,896

Guarantees
Subject to the Final Order granted in connection with the CBCA Proceedings, and subject to certain restrictions, all directors and officers of the Group are indemnified by the Group for various items including, but not limited to, all costs to defend lawsuits or actions due to their association with the Group. The Group holds directors’ and officers’ liability insurance to mitigate the cost of any potential future lawsuits or actions.
In the normal course of business, the Group has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, leasing contracts, license agreements, supply agreements, distribution agreements, information technology agreements and various product, service, data hosting and network access agreements. These indemnification arrangements may require the applicable Group entity to compensate counterparties for losses incurred by the counterparties as a result of breaches in representations, covenants and warranties provided by the particular Group entity or as a result of litigation or other third party claims or statutory sanctions that may be suffered by the counterparties as a consequence of the relevant transaction.
In connection with the acquisition of Zonegran®, the Company guaranteed the payment, performance and discharge of the purchaser's payment and indemnification obligations under the asset purchase agreement and each ancillary agreement entered into by the purchaser in connection therewith that contained payment or indemnification obligations. Pursuant to the asset purchase agreement entered into in connection with the Covis Acquisition (the "Covis Purchase Agreement"), the Company guaranteed the purchaser's obligations under the Covis Purchase Agreement. Pursuant to the share purchase agreement entered into by the Company in connection with the Concordia International Acquisition, the Company guaranteed the obligations of the purchaser under the share purchase agreement and related transaction documents.

[26]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Litigation and Arbitration
From time to time, the Company becomes involved in various legal and administrative proceedings, which include product liability, intellectual property, commercial, antitrust, government and regulatory investigations, related private litigation and ordinary course employment-related issues. From time to time, the Company also initiates actions or files counterclaims. The Company could be subject to counterclaims or other suits in response to actions it may initiate. The Company believes that the prosecution of these actions and counterclaims is important to preserve and protect the Company, its reputation and its assets. Certain of these proceedings and actions are described below.

Unless otherwise indicated the Company cannot reasonably predict the outcome of these legal proceedings, nor can it currently estimate the amount of loss, or range of loss, if any, that may result from these proceedings. An adverse outcome in certain of these proceedings could have a material adverse effect on the Company's business, financial condition and results of operations, and could cause the market value of its limited voting shares and/or debt securities to decline.

The Existing Equity Class Action Claims were released pursuant to the CBCA Plan and the Final Order, provided that any recovery in respect of such Existing Equity Class Action Claims was limited pursuant to the CBCA Plan and the Final Order to recovery from any applicable insurance policies maintained by the Company, subject to certain exceptions.

The Company and certain of its former executive officers are the subject of various class action complaints relating to the Company’s August 12, 2016 press release, whereby the Company revised its 2016 guidance.  The complaints allege that the Company issued false and misleading statements to investors and/or failed to disclose that: the Company was experiencing a substantial increase in market competition against its drug Donnatal®, and other products; as a result, Concordia’s financial results would suffer, and Concordia would be forced to suspend its dividend; and as a result Concordia’s statements about its business, operations and prospects were materially false and misleading and/or lacked a reasonable basis at all relevant times. The class action lawsuits have been consolidated into a single case and a motion to dismiss this action was filed by the Company on February 20, 2017. On March 21, 2017, the plaintiffs in this action filed a response to the motion to dismiss, and on April 5, 2017 the Company filed a reply to plaintiffs' response. On July 28, 2017, the United States District Court, Southern District of New York denied the motion to dismiss in part and granted it in part. On February 7, 2018, the plaintiffs filed a motion for class certification. The Company filed an opposition to the plaintiffs' motion for class certification on March 12, 2018, and the plaintiffs filed a reply in support of class certification on March 28, 2018. On July 27, 2018, the United States District Court, Southern District of New York, entered an order denying the plaintiffs' motion for class certification without prejudice to refiling or rearguing the motion. On September 25, 2018, the plaintiffs filed a proposed amended complaint and asked the United States District Court, Southern District of New York to allow the proposed amendment. The Company has opposed this request. During the third quarter of 2018, the Company agreed to a tentative settlement of this class action. The Company and the plaintiffs have asked the United States District Court, Southern District of New York to abate further proceedings for the time being. The tentative settlement is subject to further documentation and approvals, including approval by the court, before becoming binding on the parties.

The Company and certain of its former executive officers were also subject to a class action complaint alleging that the Company made false and/or misleading statements, as well as, failed to disclose material adverse facts about the Company's business operations and prospects, in the Company's Registration Statement, Prospectus and Supplemental Prospectus issued in connection with the Company's secondary offering completed on September 30, 2015. Specifically, the claim alleged that the statements were false and/or misleading and/or failed to disclose that: (i) the Company was experiencing a substantial increase in market competition against Donnatal®, and other products; (ii) consequently the Company's financial results would suffer and the Company would be forced to suspend its dividends; and (iii) as a result of the foregoing, the defendant's statements about the Company's business operations and prospects were false and misleading and/or lacked a reasonable basis. On June 27, 2017, the plaintiff in this action voluntarily dismissed the complaint on a without prejudice basis.

[27]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The Company and certain of its former executive officers and a former director are subject to a proposed securities class action filed in Quebec, Canada. The amended motion for authorization of a class action alleges that the Company failed to disclose adverse material facts relating to, and misrepresented, among other things, the Company’s ability to achieve its guidance, increased generic competition on key products, including Donnatal®, the Company’s pricing strategies, changes to the Company’s sales force, and the Company’s vulnerability to regulatory and political changes in certain disclosures from March 23, 2016 to August 11, 2016. This proposed class action has not yet been certified nor has leave to bring a statutory claim under securities legislation yet been granted. On June 15, 2017, the plaintiff in the action discontinued their claim against the Company's Board of Directors (other than the one former director) and certain of its former executive officers. During the second quarter of 2018, the Company, with the approval of its affected insurance carriers, agreed to a settlement of both the proposed Quebec and Ontario class actions for the total amount of $13.9 million. The settlement has been approved by both the Quebec Superior Court and the Ontario Superior Court of Justice.

On October 19, 2017, a statement of claim was filed in Ontario, Canada against the Company and certain of its former executive officers on behalf of all persons and entities, other than persons resident in Quebec, Canada, which alleges substantially the same claims as those raised in the proposed Quebec class action described above. This proposed class action has not yet been certified nor has leave to bring a statutory claim under securities legislation yet been granted. As described above, during the second quarter of 2018, the Company, with the approval of its affected insurance carriers, agreed to a settlement of both the proposed Quebec and Ontario class actions for the total amount of $13.9 million. The settlement has been approved by both the Quebec Superior Court and the Ontario Superior Court of Justice.

On October 25, 2016, the Company announced that the United Kingdom ("U.K.") Competition and Markets Authority ("CMA") commenced an investigation into various issues in relation to the U.K. pharmaceutical sector, and that the Concordia International segment was part of the inquiry. The CMA’s investigation includes matters that pre-date Concordia’s ownership of the Concordia International segment and relates to the Group’s pricing of three products. On May 31, 2017, the Company announced that the CMA notified the Company that it was continuing its investigation after an initial stop/go decision. On November 21, 2017, the Company announced that the CMA issued a statement of objections to the Company, and the former owners of the Concordia International segment, Hg Capital and Cinven, in relation to the pricing of one of the three products, liothyronine tablets, in the United Kingdom between November 2007 and at least July 2017. A statement of objections is a formal statement by the CMA that it considers that a competition infringement may have occurred. On February 15, 2018, the Company announced that the CMA notified the Company that it was closing its investigation related to Fusidic Acid, also one of the three products under investigation. On April 20, 2018, the Company responded in detail to the CMA's statement of objections, and on May 21, 2018 the Company attended an oral hearing to present the key points of its response to the CMA decision panel. To date, the CMA decision panel has not issued a decision.

On March 3, 2017, the Company announced that the CMA issued a statement of objections to a third party and the Company in relation to the supply of 10mg hydrocortisone tablets in the U.K. between 2013 and 2016. On May 26, 2017, the Company responded in detail to the CMA's statement of objections and on July 20, 2017 the Company attended an oral hearing to present the key points of its response to the CMA decision panel. To date, the CMA decision panel has not issued a decision This investigation includes matters that pre-date the Company’s ownership of the Concordia International segment.

On October 10, 2017, the Company announced that the CMA commenced additional investigations in relation to the U.K. pharmaceutical sector, and that the Concordia International segment and certain of its products are part of the inquiry. These investigations include matters that predate the Company's ownership of the Concordia International segment, and involve the following products: Carbimazole, Nitrofurantoin, Prochlorperazine, Dicycloverine, Trazodone and Nefopam. During the second quarter of 2018, the CMA notified the Company that it would be continuing its investigation into Nitrofurantoin and Prochlorperazine, and that it was continuing to assess whether to continue its investigation into Trazodone, Nefopam and Dicycloverine. On November 12, 2018, the Company was notified that the CMA is no longer investigating Trazodone, Nefopam and Dicyloverine

[28]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

on the grounds of administrative priority. This decision does not prevent the CMA from opening a new investigation into these products in the future.

During the first quarter of 2016, the Company became aware that a third party had notified wholesalers, through listing services, of its intent to distribute and sell in certain U.S. regions a non-FDA approved copy of Donnatal® tablets. On January 6, 2016, the Group commenced a lawsuit against the third party and its principal owner claiming damages from such conduct, and on April 29, 2016 and May 3, 2016 commenced proceedings against two listing services for the continued listing of the products in their database. In May 2016, the Company became aware that this non-FDA approved product was introduced into certain US regions. On October 4, 2016 and November 16, 2016, the Group dismissed its claims against the listing services on a without prejudice basis, respectively. On March 15, 2017, the court ruled on the third party's motion to dismiss the Group's claim, denying such motion in part and granting it in part. On March 29, 2017, the third party filed its answer and counter claim in response to the Group's claim. On August 16, 2017, this third party filed a motion to amend its counterclaim to add factual allegations detailing the scope of the Group's campaign to disparage its products and interfere with its contractual and business relationships. On November 8, 2017, the court granted the Group's motion for leave to file its second amended complaint, permitting the Group to include its direct false advertising claim. On June 29, 2018, the Group filed an amended complaint to include claims relating to the listing and distribution of a non-FDA approved copy of Donnatal® elixir. The Group continues to pursue this lawsuit vigorously.

On June 16, 2018, the Group commenced a lawsuit in the United States against Lazarus Pharmaceuticals Inc. ("Lazarus") and Cameron Pharmaceuticals LLC ("Cameron") for listing and distributing a non-FDA approved copy of Donnatal® elixir in certain U.S. regions. On July 6, 2018, the Group filed a motion for a preliminary injunction against Lazarus and Cameron to remove the listings, and cease the distribution, of this product. On July 17, 2018, Lazarus filed a motion to dismiss the Group’s claims for lack of personal jurisdiction. On July 30, 2018, Cameron also filed a motion to dismiss the Group's claims for lack of personal jurisdiction. On June 29, 2018, Concordia filed a statement of claim against Lazarus and Mark Thompson (the former Chief Executive Officer of the Company) in the Province of Ontario for, among other things, breach of contract and post-employment covenants. The Group was unsuccessful in an injunction hearing held on October 3, 2018. The Group continues to pursue these lawsuits vigorously.

During the first quarter of 2018, the Group filed a complaint in the United States against Blake Kelley, a former employee of the Group, for breach of his employment agreement, non-disclosure agreement, non-competition agreement and separation agreement by, inter alia, retaining, disclosing and / or using the Group’s confidential, proprietary, and trade secret information relating to Donnatal®, breach of contract accompanied by a fraudulent act, misappropriation of trade secrets, a claim under the South Carolina Unfair Trade Practice Act, civil conspiracy, and violation of the Computer Fraud and Abuse Act. On May 17, 2018, Blake Kelley filed a motion to dismiss the action. On June 7, 2018 the Group filed an amended complaint, on information and belief that Mr. Kelley has been involved in the distribution of the non-FDA approved copy of the Donnatal® elixir distributed by Lazarus and Cameron. The Group continues to pursue this lawsuit vigorously.

During the second quarter of 2017, the Company became aware that an additional third party had launched a competitor product to Donnatal® tablets. The Group continues to assess its legal rights against such third party.

In a similar lawsuit relating to non-FDA approved copies of Donnatal® tablets commenced against Method Pharmaceuticals, LLC ("Method") and its principal owner, the Group received a favorable jury verdict on April 21, 2016 and was awarded damages in the amount of approximately $733. On March 2, 2017, the United States District Court - Western District of Virginia, Charlottesville Division, granted the Group's motion for enhanced damages in part, to amend the judgment against Method and its principal owner to reflect an award of damages in the total amount of approximately $2.2 million. On March 30, 2017, Method filed a motion to reconsider the order on enhanced damages. On April 13, 2017, the Group filed an opposition to Method's motion to reconsider. On July 19, 2017, the court denied Method's motion to reconsider. On August 30, 2017, Method filed a notice of appearance with the United States Court of Appeals for the Fourth Circuit to appeal the enhanced damages award. On February 1, 2018, Method and its principal owner and the Group settled the enhanced damages award.

[29]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The Group, through its subsidiary Concordia Pharmaceuticals Inc., S.a r.l. ("CPI"), received a notice on December 20, 2016 from Lachlan Pharmaceuticals ("Lachlan"), the distributor of Ulesfia®, that it had received notice from its distributor Zylera Pharmaceuticals, LLC ("Zylera") that there had been a change in market conditions such that no minimum product payment obligations for the calendar year 2016 would be made to the Group. The Group issued a formal dispute notice to Lachlan on January 6, 2017 regarding Lachlan’s obligation to make the minimum product payment to the Group for the calendar year 2016. Subsequently, Lachlan, Zylera, Shionogi Inc. ("Shionogi") and the Group entered into a joint prosecution agreement, and on June 12, 2017 Shionogi notified Summers Laboratories, Inc. ("Summers") (the upstream counterparty to which the minimum payments are ultimately paid), that there had been a change in market conditions and therefore no minimum product payments were due in 2016 and beyond. On July 28, 2017, Summers filed a Demand for Arbitration in the matter. The arbitration hearing took place in New York during July 2018. On October 22, 2018 the arbitration panel (the "Panel") issued an Interim Award. The Panel found that there had not been a change in market conditions up to and including the last date of the hearing in the arbitration, July 27, 2018. Further submissions will be held in December 2018 regarding acceleration of the minimum royalty payments and whether attorney fees apply.

On September 16, 2016, the Company announced the introduction of a bill into the U.K. House of Commons to amend and extend existing provisions of the National Health Service Act 2006 to enable the Secretary of State to help manage the cost of health service medicines. On April 27, 2017, the U.K. government accorded royal assent to the UK Health Service Medical Supplies (Costs) Act 2017 (the "Act"). The Act introduces provisions in connection with controlling the cost of health service medicines and other medical supplies. The Act also introduces provisions in connection with the provision of pricing and other information by manufacturers, distributors and suppliers of those medicines and medical supplies. On July 1, 2018, the U.K. Department of Health and Social Care (the "Department of Health") issued regulations relating to the provision of routine and non-routine information. These regulations require manufacturers and wholesalers to provide information relating to sales volumes and average selling prices on a quarterly basis, as well as provide the Department of Health the power to access information relating to costs and inventory holdings on a non-routine basis. The Group currently provides volume and average selling price data on many of its products, therefore, it is not anticipated that the information regulations issued by the Department of Health on July 1, 2018 will have a material adverse impact on the Group. However, the Group continues to monitor the implementation of the Act. While the full effects and implementation of the Act are unknown at this time, the Act could impose certain risks and uncertainties on the Group's operations and cash flows. In addition, although the Company currently believes that the provision of pricing and other information regulations under the Act do not at this time materially adversely affect the Group, the impact on the Group's business will not be known until such time that the regulations are fully implemented and enforced.
19. Financial Risk Management
The Group’s activities expose it to certain financial risks, including currency risk, interest rate risk, credit risk and liquidity risk.
The unaudited condensed interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual consolidated financial statements, and therefore should be read in conjunction with the Company's annual consolidated financial statements as at and for the year ended December 31, 2017.
Currency Risk
The Group operates primarily in USD, GBP and European Euro ("EUR"). Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations.
As part of the Recapitalization Transaction, as described in Note 2, the Company settled external GBP denominated debt and issued new EUR denominated debt. The settled external GBP debt was treated as a net investment hedge until the time of settlement.

[30]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The table below shows the extent to which the Group has net monetary assets (liabilities), excluding long-term debt, in currencies other than the functional currency of the Company.

As at	Sep 30, 2018	Dec 31, 2017
(Amounts in USD)
GBP	148,391	114,865
EUR	12,900	11,403
Indian rupees	14,704	14,866
Swedish krona	5,202	8,040
Australian dollars	5,335	4,038
South African rand	4,928	4,781
Papua New Guinea kina	3,098	3,179
Canadian dollars	774	447
Other	5,869	10,856
Total	201,201	172,475

Interest Rate Risk
The long-term debt which bears interest at floating rates is subject to interest rate cash flow risk resulting from market fluctuations in interest rates. Certain long-term debt bear interest at a fixed rate of interest, and as such are subject to interest rate price risk resulting from changes in fair value from market fluctuations in interest rates. A 1% appreciation (depreciation) in the interest rate would result in the following:

	Three months ended		Nine months ended
	Sep 30, 2018	Sep 30, 2017	Sep 30, 2018	Sep 30, 2017
Impact of a 1% increase in USD LIBOR interest rates for long-term debt on net income (loss)	(3,660)	(5,518)	(12,292)	(12,962)
Impact of a 1% decrease in USD LIBOR interest rates for long-term debt on net income (loss)	2,505	673	6,567	746
Impact of a 1% increase in interest rates above EURIBOR floor for long-term debt on net income (loss)	(180)	—	(180)	—
Credit Risk
The Company’s investment policies are designed to mitigate the possibility of deterioration of principal, enhance the Company’s ability to meet its liquidity needs and provide high returns within those parameters. The Company monitors the collectability of accounts receivable and estimates an allowance for doubtful accounts. As at September 30, 2018, the allowance for doubtful accounts was $2,611 (December 31, 2017 – $2,777).

Concentrations of credit risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk primarily consist of accounts receivable.
The Company evaluates the recoverability of its accounts receivable on an on-going basis. As of September 30, 2018 the Group’s three largest U.S. wholesale customers account for approximately 32% or $43 million of net trade receivables and 19% or $80 million of total revenue for the nine months ended September 30, 2018. The Company does not consider there to be additional concentration risk within the Concordia International segment.

[31]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Liquidity Risk
The Company has a planning and budgeting process in place to determine funds required to support the Company's normal operating requirements on an ongoing basis. Since inception, the Company has financed its cash requirements primarily through issuances of securities, short-term borrowings and issuances of long-term debt. The Company controls liquidity risk through management of working capital, cash flows and the availability and sourcing of financing.

The Company’s primary source of liquidity is cash on hand and cash flows from operations not used for financing activities. In order to finance future acquisitions, the Company may consider combinations of debt and equity along with surplus cash on hand depending on the size of the acquisitions. Many factors, including, but not limited to, general market conditions, debt levels and our credit ratings, could impact our ability to issue securities and raise new debt on acceptable terms.

The Company believes that following the Recapitalization Transaction, which resulted in a significant reduction in annual required amortization and interest payments on long-term debt, the Group's cash on hand in addition to cash flows expected to be generated from operations will provide sufficient liquidity to support the Group's ongoing business and financing cash flow requirements for at least, but not limited to, the next 12 months.

The following tables summarize the Group’s significant contractual maturities (on an undiscounted cash flow basis) as at September 30, 2018:

As at	Sep 30, 2018
Financial Instruments	< 3 months	3 to 6 months	6 months to 1 year	1 to 2 years	2 to 5 years	Thereafter	Total
Trade payables and accrued liabilities	99,448	—	—	—	—	—	99,448
Provisions	22,053	2,556	4,737	—	—	—	29,346
Long-term debt	5,290	5,290	10,580	21,159	63,478	1,252,137	1,357,934
Interest on long-term debt	25,050	19,173	52,407	100,254	290,560	99,880	587,324
	151,841	27,019	67,724	121,413	354,038	1,352,017	2,074,052
20. Financial Instruments – Fair Value Estimation
Accounting classifications and fair values
The fair value of a financial asset or liability is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. For the financial assets and liabilities of the Group, the fair values have been estimated as described below:

Cash and cash equivalents	- approximates to the carrying amount;
Long-term debt	- based on quoted price, or by reference to observable quoted prices for similar long-term debt;
Receivables and payables	- approximates to the carrying amount

[32]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The following table presents the fair value of financial assets and financial liabilities that are measured at fair value, including their levels in the fair value hierarchy:

As at	Sep 30, 2018
	Level 1	Level 2	Level 3	Total
Financial liabilities measured at fair value through profit or loss
Purchase consideration	—	—	—	—
	—	—	—	—

As at	Dec 31, 2017
	Level 1	Level 2	Level 3	Total
Financial liabilities measured at fair value through profit or loss
Purchase consideration	—	6,986	1,398	8,384
	—	6,986	1,398	8,384
The current portion of purchase consideration as at September 30, 2018 is $nil (December 31, 2017 - $1,835).
Measurement of fair values
There were no transfers between Level 2 and Level 3 during the period.
During the nine month period ended September 30, 2018 interest expense and changes in fair value of $425 (2017 - $1,057) related to purchase consideration was recognized in the consolidated statements of income (loss).
On June 13, 2018, the outstanding deferred purchase consideration payable was settled for $1,500, resulting in a gain on purchase consideration settlement of $7,308 recorded in the consolidated statements of income (loss).
21. Capital Management

The Company’s capital management objectives are to safeguard its ability to provide returns for shareholders and benefits for other stakeholders, by ensuring it has sufficient cash resources to fund its activities, to pursue its commercialization efforts and to maintain its ongoing operations. The Company includes long-term debt and shareholders’ equity (deficit) in the definition of capital.
The below table sets forth the Company’s capital structure:

As at	Sep 30, 2018	Dec 31, 2017
Long-term debt (Note 14)	1,357,934	3,688,418
Shareholders' Equity (Deficit)	297,131	(1,910,513)
	1,655,065	1,777,905

[33]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

22. Segmented Reporting

Operating Segments

The Company has two reportable operating segments: Concordia International and Concordia North America, as well as a Corporate cost centre. A brief description of each is as follows:
Concordia International
The Concordia International segment consists of a diversified portfolio of branded and generic products that are sold to wholesalers, hospitals and pharmacies in over 90 countries. The Concordia International segment specializes in the acquisition, licensing and development of off-patent prescription medicines, which may be niche, hard to make products. The segment’s over 200 products are manufactured and sold through an out-sourced manufacturing network and marketed internationally through a combination of direct sales and local distribution relationships. The Concordia International segment operates primarily outside of the North American marketplace.
Concordia North America
The Concordia North America segment has a diversified product portfolio that focuses primarily on the U.S. pharmaceutical market. These products include, but are not limited to, Donnatal® for the treatment of irritable bowel syndrome; Zonegran® for the treatment of partial seizures in adults with epilepsy; Nilandron® for the treatment of metastatic prostate cancer; Lanoxin® for the treatment of mild to moderate heart failure and atrial fibrillation; Plaquenil® for the treatment of lupus and rheumatoid arthritis; and Photofrin® for the treatment of certain types of cancer. Concordia North America’s product portfolio consists of branded products and authorized generic contracts. The segment’s products are manufactured through an out-sourced production network and sold primarily through a third party distribution network in the U.S.
Corporate
The Corporate cost centre represents certain centralized costs including costs associated with the Company's head office located in Canada and costs associated with being a public reporting entity.

The following tables set forth operating income (loss), goodwill, total assets and total liabilities by reportable operating segment for the three and nine month periods ended September 30, 2018 and 2017.

[34]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	Concordia International	Concordia North America	Corporate	Three months ended Sep 30, 2018

Revenue	91,945	35,717	—	127,662
Cost of sales	33,820	7,091	—	40,911
Gross profit	58,125	28,626	—	86,751

Operating expenses
General and administrative	7,623	1,334	2,496	11,453
Selling and marketing	5,102	3,991	—	9,093
Research and development	5,543	1,704	—	7,247
Restructuring related, acquisition and other	1,503	2,283	41,281	45,067
Share based compensation expense	—	—	1,222	1,222
Amortization of intangible assets	44,546	16,633	19	61,198
Depreciation expense	352	21	40	413
Total operating expenses	64,669	25,966	45,058	135,693

Operating income (loss)	(6,544)	2,660	(45,058)	(48,942)

[35]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	Concordia International	Concordia North America	Corporate	Three months ended Sept 30, 2017

Revenue	117,673	36,949	—	154,622
Cost of sales	39,081	6,931	—	46,012
Gross profit	78,592	30,018	—	108,610

Operating expenses
General and administrative	5,581	1,676	4,588	11,845
Selling and marketing	7,815	2,420	—	10,235
Research and development	5,894	2,054	—	7,948
Restructuring related, acquisition and other	2,114	112	12,040	14,266
Share based compensation expense	—	—	2,999	2,999
Amortization of intangible assets	30,034	21,030	12	51,076
Depreciation expense	409	27	63	499
Fair value (gain) loss	—	153	—	153
Total operating expenses	51,847	27,472	19,702	99,021

Operating income (loss)	26,745	2,546	(19,702)	9,589

[36]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	Concordia International	Concordia North America	Corporate	Nine months ended Sep 30, 2018

Revenue	311,574	107,839	—	419,413
Cost of sales	113,628	22,841	—	136,469
Gross profit	197,946	84,998	—	282,944

Operating expenses
General and administrative	22,279	3,968	9,066	35,313
Selling and marketing	18,518	10,009	—	28,527
Research and development	16,559	4,782	—	21,341
Restructuring related, acquisition and other	10,254	3,072	84,490	97,816
Share based compensation expense	—	—	1,148	1,148
Amortization of intangible assets	137,899	52,630	42	190,571
Impairments	7,935	—	—	7,935
Depreciation expense	1,108	66	149	1,323
Fair value (gain) loss	—	425	—	425
Total operating expenses	214,552	74,952	94,895	384,399

Operating income (loss)	(16,606)	10,046	(94,895)	(101,455)

[37]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	Concordia International	Concordia North America	Corporate	Nine months ended Sep 30, 2017

Revenue	351,737	124,227	—	475,964
Cost of sales	116,067	24,560	—	140,627
Gross profit	235,670	99,667	—	335,337

Operating expenses
General and administrative	18,828	4,833	15,448	39,109
Selling and marketing	20,015	8,776	—	28,791
Research and development	16,521	6,595	—	23,116
Restructuring related, acquisition and other	9,255	236	16,158	25,649
Share based compensation expense	—	2	8,424	8,426
Amortization of intangible assets	96,752	78,476	35	175,263
Impairments	880,216	106,887	—	987,103
Depreciation expense	1,222	78	187	1,487
Fair value (gain) loss	(749)	(154)	596	(307)
Total operating expenses	1,042,060	205,729	40,848	1,288,637

Operating income (loss)	(806,390)	(106,062)	(40,848)	(953,300)

Income (loss) before tax reflected in the consolidated statements of income (loss) includes the total operating income (loss) above plus other income and expense which do not form part of any reportable operating segment.

	Concordia International	Concordia North America	Corporate	Total
As at				Sep 30, 2018
Goodwill	209,578	27,966	—	237,544

Total assets	1,423,351	483,847	51,635	1,958,833

Total liabilities	238,455	35,170	1,388,077	1,661,702

As at				Dec 31, 2017
Goodwill	216,991	27,966	—	244,957

Total assets	1,670,351	543,530	108,454	2,322,335

Total liabilities	373,166	48,895	3,810,787	4,232,848

[38]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Geographic Information
The Company has major operations in Barbados, Canada, Ireland, Jersey, the U.S. and the U.K.
The following table sets forth revenue by geographic location based on contracted entity (excluding inter-company transactions):

For the three month period ended					Sep 30, 2018
	Barbados	United States	United Kingdom & Jersey	Ireland	All other countries	Total
Revenue	33,042	2,675	55,349	3,826	32,770	127,662

For the three month period ended					Sep 30, 2017
	Barbados	United States	United Kingdom & Jersey	Ireland	All other countries	Total
Revenue	34,699	2,191	69,075	3,949	44,708	154,622

For the nine month period ended					Sep 30, 2018
	Barbados	United States	United Kingdom & Jersey	Ireland	All other countries	Total
Revenue	100,149	7,690	192,355	11,718	107,501	419,413

For the nine month period ended					Sep 30, 2017
	Barbados	United States	United Kingdom & Jersey	Ireland	All other countries	Total
Revenue	116,543	7,897	230,615	10,789	110,120	475,964

Product Revenue by Category
Concordia International

	Three months ended		Nine months ended
	Sep 30, 2018	Sep 30, 2017	Sep 30, 2018	Sep 30, 2017
Branded	46,862	51,324	151,866	145,488
Generics	45,083	66,349	159,708	206,249
Total	91,945	117,673	311,574	351,737

[39]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Concordia North America

	Three months ended		Nine months ended
	Sep 30, 2018	Sep 30, 2017	Sep 30, 2018	Sep 30, 2017
Branded	33,203	30,947	95,519	98,141
Authorised Generics and other	2,514	6,002	12,320	26,086
Total	35,717	36,949	107,839	124,227

The following table sets forth assets and liabilities by geographic location (excluding inter-company balances and investments in subsidiaries):

As at	Sep 30, 2018
	Barbados	Canada	United States	United Kingdom & Jersey	Ireland	All other countries (1)	Total

Current assets	78,123	51,466	10,610	161,319	92,389	45,422	439,329
Non-current assets	380,798	169	14,316	1,005,110	50,306	68,805	1,519,504
Total assets	458,921	51,635	24,926	1,166,429	142,695	114,227	1,958,833

Current liabilities	33,249	50,850	823	83,382	30,536	9,943	208,783
Non-current liabilities	1,098	1,337,227	—	95,712	—	18,882	1,452,919
Total liabilities	34,347	1,388,077	823	179,094	30,536	28,825	1,661,702

As at	Dec 31, 2017
	Barbados	Canada	United States	United Kingdom & Jersey	Ireland	All other countries (1)	Total

Current assets	86,342	108,021	10,323	213,441	105,320	44,161	567,608
Non-current assets	433,083	433	13,782	1,153,633	69,890	83,906	1,754,727
Total assets	519,425	108,454	24,105	1,367,074	175,210	128,067	2,322,335

Current liabilities	38,800	3,810,787	2,526	201,629	33,206	4,056	4,091,004
Non-current liabilities	7,569	—	—	112,207	—	22,068	141,844
Total liabilities	46,369	3,810,787	2,526	313,836	33,206	26,124	4,232,848

Notes:
(1) All other countries is comprised primarily of Australia, India, Netherlands and Sweden.

[40]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

23. Related Party Transactions

(a)	Compensation of Directors and Key Management

Compensation consisting of salaries, performance and retention bonuses, other benefits, severance and director fees to key management personnel and directors for the three and nine month periods ended September 30, 2018 amounted to $3,274 and $16,266, respectively (2017 - $4,542 and $9,099, respectively). The compensation expense includes severance amounts of $11,721, net of previously accrued performance incentive and retention amounts, paid, or payable, to the former Chief Executive Officer, Chief Financial Officer, Chief Corporate Development Officer and Chief Legal Officer.

Share based compensation (recovery) expense recorded for key management and directors, for the three and nine month periods ended September 30, 2018 amounted to $212 and $(717), respectively (2017 - $1,940 and $4,345, respectively). The share based compensation (recovery) expense for the period includes the reversal of forfeited RSUs held by the former Chief Executive Officer of the Company.

(b)	Recapitalization Transaction

As a result of the Recapitalization Transaction funds for which GSO Capital Partners LP or its affiliates acts as investment manager, advisor or sub-advisor ("GSO") and funds for which Solus Alternative Asset Management LP or its affiliates acts as investment manager, advisor or sub-advisor ("Solus"), are now considered to be related parties in accordance with IFRS.
24. Nature of expenses

The nature of expenses included in cost of sales and operating expenses are as follows:

	Three months ended		Nine months ended
	Sep 30, 2018	Sep 30, 2017	Sep 30, 2018	Sep 30, 2017
Production, manufacturing and distribution costs	40,911	46,012	136,469	140,627
Salaries, bonus and benefits	10,487	11,177	34,093	35,882
Sales and marketing expenses	6,039	6,241	18,613	18,688
Research and development expenses	4,849	5,595	14,185	15,887
Share-based compensation expense	1,222	2,999	1,148	8,426
Amortization and depreciation	61,611	51,575	191,894	176,750
Impairments	—	—	7,935	987,103
Fair value (gain) loss	—	153	425	(307)
Professional fees including those related to restructuring costs	49,108	12,937	105,821	28,752
Travel expenses	849	754	2,432	2,183
Rent and facilities	602	712	2,091	2,049
Other expenses	926	6,878	5,762	13,224
Total	176,604	145,033	520,868	1,429,264

[41]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Restructuring related, acquisition and other costs for the three and nine month periods ended September 30, 2018 were $45,067 and $97,816, respectively. The year to date expense includes $73,671 of costs associated with the Company's Recapitalization Transaction (which includes costs of the Company's advisors and advisors of the debtholders involved in the Recapitalization Transaction (refer to Note 2)), $1,152 of employee retention costs, $15,929 of costs related to severance, and $5,375 of costs related to ongoing regulatory matters in connection with the CMA investigations (refer to Note 18 for further details). The remaining costs relate primarily to the class action lawsuits involving the Company.
25. Non-cash working capital

Changes in non-cash working capital is comprised of:

	Nine months ended
	Sep 30, 2018	Sep 30, 2017
Accounts receivable	13,138	19,936
Inventory	11,864	10,090
Prepaid expenses and other current assets	(7,149)	1,602
Trade payables and accrued liabilities	6,911	(6,356)
Provisions	(4,762)	6,342
Other liabilities	428	(24)
Changes in non-cash working capital	20,430	31,590

[42]